SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                         (Amendment No_____)*


                      DIAMOND SHAMROCK R&M, INC.
                           (Name of Issuer)


                    Common Stock, $.01 par value
                   (Title of Class of Securities)


                            252747 10 0
                           (CUSIP Number)


     Check the following box if a fee is being paid with this statement. __X__ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  252747 10 0

1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     Diamond Shamrock R&M, Inc. Employee Stock Ownership Plan


2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)        (b)  x


3)   SEC Use Only


4)   Citizenship or Place of Organization          Texas


Number of Shares   (5) Sole Voting Power           See Item 4 below
                   ------------------------------------------------
Beneficially Owned (6) Shared Voting Power         See Item 4 below
                   ------------------------------------------------
by Each Reporting  (7) Sole Dispositive Power      See Item 4 below
                   ------------------------------------------------
 Person  With      (8) Shared Dispositive Power    See Item 4 below


9)   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     See Item 4 below


10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row 9    6.2%


12)  Type of Reporting Person (See Instructions)   EP



Item 1(a)      Name of Issuer:

               Diamond Shamrock R&M, Inc.

Item 1(b)      Address of Issuer's Principal Executive offices:

               9830 Colonnade Boulevard,
               San Antonio, Texas  78230

Item 2(a)      Name of Person Filing:

               Diamond Shamrock R&M, Inc.
               Employee Stock Ownership Plan

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               9830 Colonnade Boulevard,
               San Antonio, Texas  78230

Item 2(c)      Citizenship:

               Texas

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e)      CUSIP Number:

               252747 10 0

Item 3 The reporting entity is an Employee Benefit Plan which is subject to the provisions of the Employee Retirement Income Security Act of 1974.

Item 4         Ownership

               The Diamond Shamrock R&M, Inc. Employee Stock Ownership Plan (the "Plan") holds 1,490,313 shares of common stock, $.01 par value (the "Common Stock") of Diamond Shamrock R&M, Inc. (the "Company"), constituting approximately 6.2% of all outstanding Common Stock of the Company. Pursuant to Section 5.07(a) of the Plan, each participant in the Plan is entitled to instruct AmeriTrust Company National Association (the "Trustee") in the manner of voting the number of shares of Common Stock of the Company which have been allocated to accounts of the participant.
               As of the date hereof, no shares of Common Stock of the Company have been so allocated. The Trustee is required by Section 5.07(a) of the Plan to vote all shares of Common Stock of the Company not yet allocated to accounts of participants in the Plan proportionately in the same manner as shares allocated to accounts of participants in the Plan. Until such time as shares of Common Stock are allocated to participants under the Plan, the Trustee may vote all of the shares held by the Plan in its discretion.

Item 5         Ownership of Five Percent or Less of a Class

               Not applicable

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person

               Not applicable

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company.

               Not applicable

Item 8 Identification and Classification of Members of the Group

               Not applicable

Item 9         Notice of Dissolution of Group

               Not applicable

Item 10    Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

           Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 3, 1988

                            DIAMOND SHAMROCK R&M, INC.
                            EMPLOYEE STOCK OWNERSHIP PLAN



                            By:  /s/ Timothy J. Fretthold
                                 Timothy J. Fretthold,
                                 Member of Employee
                                 Benefits Committee







                  SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549

                             SCHEDULE 13G

               Under the Securities Exchange Act of 1934

                          (Amendment No. 7)*


                        DIAMOND SHAMROCK, INC.
                           (Name of Issuer)



                     Common Stock, $.01 par value
                    (Title of Class of Securities)



                             252747 10 0
                            (CUSIP Number)


     Check the following box if a fee is being paid with this statement. ____ (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

   * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.  252747 10 0

1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     Diamond Shamrock, Inc. Employee Stock Ownership Plan I

                               and
     Diamond Shamrock, Inc. Employee Stock Ownership Plan II

2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)        (b)  x


3)   SEC Use Only


4)   Citizenship or Place of Organization          Texas


Number of Shares   (5) Sole Voting Power           -0- shares
                   ------------------------------------------
Beneficially Owned (6) Shared Voting Power         -0- shares
                   ------------------------------------------
by Each Reporting  (7) Sole Dispositive Power      -0- shares
                   ------------------------------------------
 Person  With      (8) Shared Dispositive Power    -0- shares


9)   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     3,547,008 shares


10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row 9   12.3%


12)  Type of Reporting Person (See Instructions)   EP


CUSIP No.  252747 10 0

1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     Diamond Shamrock, Inc. Employee Stock Ownership Plan I


2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)       (b)  x


3)   SEC Use Only


4)   Citizenship or Place of Organization          Texas


Number of Shares   (5) Sole Voting Power           -0- shares
                   ------------------------------------------
Beneficially Owned (6) Shared Voting Power         -0- shares
                   ------------------------------------------
by Each Reporting  (7) Sole Dispositive Power      -0- shares
                   ------------------------------------------
 Person  With      (8) Shared Dispositive Power    -0- shares


9)   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     2,100,121 shares


10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row 9   7.3%


12)  Type of Reporting Person (See Instructions)   EP


CUSIP No.  252747 10 0

1)   Names of Reporting Persons S.S. or I.R.S. Identification
     Nos. of Above Persons

     Diamond Shamrock, Inc. Employee Stock Ownership Plan II


2)   Check the Appropriate Box if a Member of a Group (See
     Instructions)

     (a)         (b)   x


3)   SEC Use Only


4)   Citizenship or Place of Organization          Texas


Number of Shares   (5) Sole Voting Power           -0- shares
                   ------------------------------------------
Beneficially Owned (6) Shared Voting Power         -0- shares
                   ------------------------------------------
by Each Reporting  (7) Sole Dispositive Power      -0- shares
                   ------------------------------------------
 Person  With      (8) Shared Dispositive Power    -0- shares


9)   Aggregate Amount Beneficially Owned by Each Reporting
     Person

     1,446,887 shares


10)  Check if the Aggregate Amount in Row (9) Excludes Certain
     Shares


11)  Percent of Class Represented by Amount in Row 9    5.0%


12)  Type of Reporting Person (See Instructions)     EP


Item 1(a)      Name of Issuer:

               Diamond Shamrock, Inc.

Item 1(b)      Address of Issuer's Principal Executive Offices:

               9830 Colonnade Boulevard,
               San Antonio, Texas  78230

Item 2(a)      Name of Person Filing:

               See Item 1 of the attached cover pages

Item 2(b)      Address of Principal Business Office or, if none,
               Residence:

               9830 Colonnade Boulevard,
               San Antonio, Texas  78230

Item 2(c)      Citizenship:

               Texas

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value

Item 2(e)      CUSIP Number:

               252747 10 0

Item 3              If this statement is filed pursuant to Rules
                    13d-1(b), or 13d-2(b), check whether the person filing is a:

                    (f) [x] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of
                    1974 or Endowment Fund;

Item 4         Ownership.

               (a)  Amount Beneficially Owned:
                    See Item 9 of the attached cover pages

               (b)  Percent of class:
                    See Item 11 of the attached cover pages

               (c) Number of shares as to which such person has:
                    See items 5 through 8 of the attached cover pages

               Pursuant to Section 16.02(b)(1) of the Diamond Shamrock, Inc. Employee Stock Ownership Plan I (the "ESOP I") and of the Diamond Shamrock, Inc. Employee Stock Ownership Plan II (the "ESOP II"), each participant in the ESOP I and ESOP II is entitled to instruct Society National Bank (the "Trustee") in the manner of voting the number of shares of Common Stock of the Company which have been allocated to the participant's account in each plan. As of December 31, 1993, 1,314,955 shares of Common Stock of the Company have been so allocated in ESOP I and 246,994 in ESOP II. (Additional shares of Common Stock will be added to the ESOP I and allocated to participants' accounts early in 1994 to be effective December 31, 1993. A subsequent Amendment to Schedule 13G will be filed reflecting this addition.)
               Pursuant to Section 16.02(b)(2) of each plan, each participant is entitled to instruct the Trustee with respect to the voting of a portion of the shares of Common Stock in each plan that are not allocated to the account of any participant and the shares of Common Stock that are allocated but for which no instructions were timely received by the Trustee. The number of such shares in each plan to which the participant's voting directions shall apply shall be based on the ratio of the number of votes attributable to the shares of Common Stock allocated to the participant's account to the total number of votes attributable to the shares of Common Stock allocated to the accounts of all participants who furnish voting directions.

               Pursuant to Section 16.03 of each plan, if any offer (including without limitation a tender or exchange offer within the meaning of the Securities Exchange Act of 1934) for shares of Common Stock is received by the Trustee, each participant in each plan may direct the Trustee to tender or not tender the shares of Common Stock allocated to such participant's accounts under the plans. In addition each participant may direct the Trustee to tender or not tender a portion of the shares of Common Stock not allocated to the account of any participant. The number of such shares in each plan to which the participant's instructions regarding an offer shall apply shall be based on the ratio of the number of shares allocated to the participant's account to the total number of shares allocated to the accounts of all participants.

               Under limited circumstances such as a
               diversification election by an eligible
               participant or upon a distribution, if so elected, a participant may give instructions regarding his account in the ESOP I or the ESOP II which may result in the transfer of certain shares by the Trustee.

Item 5         Ownership of Five Percent or Less of a Class.

               Not applicable

Item 6         Ownership of More than Five Percent on Behalf of
               Another Person.

               Participants in the ESOP I and ESOP II have the right, pursuant to the terms of each plan, upon the distribution of a participant's accounts, to elect that distribution be made in the form of cash. Pursuant to such election, a participant is entitled to receive the proceeds from the sale of shares of Common Stock in such participant's accounts.

Item 7         Identification and Classification of the
               Subsidiary Which Acquired the Security Being
               Reported on by the Parent Holding Company.

               Not applicable

Item 8 Identification and Classification of Members of the Group.

               Not applicable

Item 9         Notice of Dissolution of Group.

               Not applicable

Item 10        Certification.

               Not applicable.

     The filing of this statement shall not be construed as an admission that the Diamond Shamrock, Inc. Employee Stock Ownership Plan I or the Diamond Shamrock, Inc. Employee Stock Ownership Plan II is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.

           Signatures.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 1994

                          DIAMOND SHAMROCK, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN I



                          By:  /s/ A. W. O'Donnell
                               A. W. O'Donnell,
                               Member of Employee
                               Benefits Committee


                          DIAMOND SHAMROCK, INC.
                          EMPLOYEE STOCK OWNERSHIP PLAN II



                          By:  /s/ A. W. O'Donnell
                               A. W. O'Donnell,
                               Member of Employee
                               Benefits Committee